Exhibit 99.1

July 17, 2020

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

In accordance with the Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, we comply to inform you as an important fact that at the Board Meeting held July 17, 2020 at 9:00 am, it was unanimously approved to designate Mr. Eduardo Hochschild as Chairman of the Board and Mr. José Raimundo Morales Dasso as Vice Chairman of the Board.

Likewise, it was unanimously agreed to modify the Board Committees, as follows:

Executive Committee

Eduardo Hochschild Beeck (Chairman)

José Raimundo Morales Dasso

Humberto Reynaldo Nadal del Carpio

Audit Committee:

Marco Antonio Zaldívar García (Chairman)

Ana María Botella Serrano

Venkat Krishnamurthy

Good Corporate Government Committee:

Eduardo Hochschild Beeck (Chairman)

Juan Francisco Correa Sabogal

Humberto Reynaldo Nadal del Carpio

Antitrust Best Practices Committee:

Eduardo Hochschild Beeck (Chairman)

José Raimundo Morales Dasso

Humberto Reynaldo Nadal del Carpio

Sincerely,

by CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo